UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement dated 27 April 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC

ANNUAL GENERAL MEETING

Chairman's Statement

Ladies and Gentlemen, Good morning and welcome to the Annual General Meeting of Barclays for 2012.

I am glad to see so many of you here today and I was pleased to have had the chance to chat with some of you before the meeting.  I hope to be able to speak informally to more of you over lunch after the meeting.

This is the third year that we have held the Annual General Meeting at the Royal Festival Hall; we received positive comments about it from shareholders following the past two meetings and that is why we have decided to come back.

Before we move on to this morning's formal business, I will, as usual, make a few remarks before asking Bob Diamond, our Chief Executive, to share his thoughts on the business.  Alison Carnwath, who is Chairman of our Remuneration Committee, will then say a few words on our remuneration policy, as I know that this is a subject of great interest.

Before making any further remarks, however, we want to show a short film.  This will highlight Barclays performance during 2011 and features some of our senior business leaders.

I hope you found that was both interesting and informative.

Now let me continue.  If you will forgive the alliteration, I want to cover Returns, Regulation, Remuneration, Reputation and then Returns again.

First Returns
2011, especially the second half, was a very difficult year for the banking Industry.  The economic and regulatory environments, especially in Europe, created real headwinds which made it hard to produce good returns for shareholders. Despite this, Barclays still made nearly £6 billion in pre-tax profits and our performance was strong in relative terms compared with other banks, although not as strong as we would like it to be.

The Board, the management team and shareholders are all united in wanting to see Barclays make progress in improving its return on equity and improving the level of dividends it pays. Let me assure you:  we are focused on doing just that.  We must also maintain our strong capital position, however.  Over the past 4 years, we have made Barclays one of the best capitalised large banks in the world and it is important for our business that we remain a leader in this regard.

We have reaffirmed our target of delivering a 13% return on equity, but it will take us some time to achieve this given the uncertain economic environment and the increased regulatory burden.  We are determined to make steady progress towards this goal, and we will do so while keeping a firm handle on the risks we take.  As the return on equity rises, we expect the valuation of your company to improve.  As profits rise, we also expect to be able materially to increase the amount of dividends shareholders receive - both because of the higher base of profits but also because we expect - as regulatory uncertainty is resolved - that we will be able to increase the proportion of our earnings which is paid out in dividends rather than retained in the company to build capital.  We recognise the importance to you of dividend income and this is a key factor in the way we plan for our future growth.

Bob will talk more in a moment about the things which we are doing in the business to improve profitability and returns.

Second, Regulation
I have made clear on a number of occasions that Barclays wants strong regulation because we need it to support strong banks without putting the stability of the economy or taxpayers at risk.  Nearly five years after the start of the financial crisis, there are signs that this certainty and stability may be emerging.  Two events last year contributed significantly to that.  First, the international authorities published rules regarding the levels of capital that so-called "systemically important financial institutions" must hold over and above the requirements for smaller banks.  Second, the UK Government accepted the final recommendations of the Independent Commission on Banking, including its endorsement of the benefits that the universal bank business model brings to the economy through diversification.  Those recommendations included a requirement that UK banks 'ring fence' their retail operations.  Whilst having such a ring fence would not have been our choice of structural solution to ensure the stability of banks, we believe that we can make the ring fence model work so that our shareholders will be able to continue to own and derive the benefits of all parts of our business.  We are working constructively with the Government and with regulators on its implementation in order to remove the significant residual uncertainty associated with this reform.

Despite progress last year, there are still further reforms under review by international authorities. We remain closely engaged in monitoring and responding to that agenda.  Our intention is to bring about not only certainty and stability, but also to continue to try to ensure that the nature and the timing of any reforms do not prevent banks from playing their full role in supporting economic recovery.  A vital part of that is ensuring that any reforms do not, by imposing excessively high capital requirements, prevent banks from earning an appropriate return on equity.

Third, Remuneration
Remuneration continues to be an issue of considerable debate - not just in the banking sector but across businesses more generally. This is understandable and the issues are important and emotive.  Your Board recognises and accepts that remuneration levels across the industry have to adjust to the new reality of higher capital and lower returns for the sector.

We made progress in this regard in 2010 and again in 2011.  Last year, while profits were down 3% and total incentive awards were down 26%: dividends rose 9%.  Your Board is committed to continuing to make progress in realigning income and profits in favour of shareholders as returns improve.

In reaching decisions on the level of bonuses to be paid in respect of 2011, we took account of a variety of factors, including performance against budget, the return on equity, progress against various strategic objectives and issues such as the PPI provision.  Your Board has to reach judgements which it believes, in good faith, are in shareholders' long term interests.  We take this responsibility seriously and Alison Carnwath the Chairman of our Remuneration Committee will explain in a few minutes how we arrive at the judgements we make.

There is a significant minority of shareholders - including many in the room this morning - who feel that we got some of these judgements wrong for 2011 and that we have not sufficiently taken their views on board.  Evidently, we have not done a good enough job in articulating our case: on some matters we should have communicated earlier and more clearly.

For this I apologise and I assure you that in the future we will be engaging differently and more purposefully with shareholders in order to ensure that we obtain a broader level of support on remuneration policy and practice.

The structure of awards to our senior employees has become more complex in recent years as a result of popular and regulatory pressure to deliver greater alignment between the interests of shareholders and employees.  The complexity caused by deferring payment over multiple years and making more of the awards in shares can cause confusion. It is therefore vital to ensure that we compare apples with apples when discussing remuneration.

Bob and Chris chose not to take a bonus in 2008 and Bob chose to repeat this waiver in 2009 despite the fact that Barclays continued to be profitable throughout the financial crisis.  Both Bob and Chris also offered certain additional voluntary deferrals associated with long-term incentive plans.  Confusingly, these prior awards, which were released last year, but disclosed in prior years have been added in some reports to the bonus awards announced in respect of 2011 - none of which will actually be paid at the present time because they are all deferred.  Whilst there are some people who disagree with our decision on remuneration for 2011, I think it is important that we are all focused on the correct figures.

We have taken on board feedback from some shareholders regarding the bonus awards made to Executive Directors, and in discussions with the Remuneration Committee and the full Board, Bob and Chris have voluntarily agreed to have the release and payment of their 2011 bonuses subject to a further performance condition.   This means that half of their award would be forfeited if Barclays Return on Equity is below its cost of equity.  I think this gesture acknowledges the concern expressed by shareholders and demonstrates Bob and Chris' confidence in the future prospects of your company.

There has also been much comment about the Tax Equalisation arrangement made in respect of Bob Diamond's relocation back to the UK.  I acknowledge that we should have done a better job to highlight this.  That being said, I am also clear that it would have been unreasonable for Bob to have paid taxes twice on the same income in order to have taken up his position as CEO.  And, for the avoidance of doubt, Bob receives no benefit from this and pays UK tax on his employment income in the same way as any other UK employee, including paying higher rate tax.

Fourth, Reputation
Put simply, we recognise the reputational damage that has been caused as a result of the remuneration debate and matters such as the redress to customers on PPI insurance at a time when it is in the interests of all of us that trust in banks and bankers is restored.  We are committed - through our Citizenship Agenda - to do all we can to restore our reputation.  We acknowledge however that this will not be easy, nor will results come quickly.

And so back to Returns

The industry, and Barclays within it, is on a journey as it adjusts to the new levels of capital and liquidity required by regulators, as well as the impact of myriad other reforms.  We are adapting as swiftly as we can and tangible progress is being made in adjusting the business portfolio to ensure that your company can deliver satisfactory returns on equity. Once those adjustments have been made however, and we are comfortable that we have a certain and stable regulatory framework in which to operate - particularly in respect of capital - our objective is that the portion of our  profits that is distributed as dividends will normalise at a level much higher than today.

Before I close, I would like to draw your attention to one Board change during the year.  Sir Richard Broadbent retired as Deputy Chairman last September.  His clarity of thought and steadiness of nerve were particularly valuable during the financial crisis and we will miss his immense contribution.

Ladies and Gentlemen, I will now hand over to Bob Diamond. He took the helm of Barclays on the 1st January 2011 at a time of great difficulty and considerable uncertainty in the banking industry.  Bob and the team he leads are absolutely committed to ensuring that Barclays emerges as a winner from the turmoil the industry is currently undergoing.  I am confident that we made considerable progress in 2011 and are on course to generate significantly higher returns on equity for you, our shareholders, over time.

Thank you.

Group Chief Executive's Statement

Thanks Marcus, good morning, and welcome to Barclays Annual General Meeting.

As I look back over the last year, it is one that has been challenging in every respect. The economic environment was difficult in 2011, especially in the second half of the year. We also experienced new and unexpected demands from regulators that impacted our ability to generate returns.

In an uncertain economic and regulatory environment, we did not waiver. We stayed focused on serving our customers and clients. As a result, in 2011 we delivered profits of almost £6 billion and while this is less than we would have hoped, it was a respectable result given the environment.

Our first quarter results this year, in more favourable market conditions, indicate the true underlying strength of our business. As you know, yesterday we reported adjusted profit growth of 22% to £2.4 billion for the quarter.

A year ago I told you that our focus at Barclays is on our execution in four key areas:

• maintaining our capital strength;
• increasing returns;
• growing income; and
• playing our full role as good citizens.

I'd like to update you briefly on the progress we have made since we last met. Let me begin with Capital.

Capital
Ever since the financial crisis in 2008 we have held more capital than regulation requires. We wanted to put up a metaphorical sign saying that Barclays was open for business. Today your bank has one of the strongest equity capital ratios among top international banks at 10.9%. Even once new regulation is fully in place, capital will remain rock solid.

We frequently undergo stress tests - tests that assess how we would perform under the most extreme market conditions.  We have passed every single one. I hope that offers reassurance to shareholders of our stability and our strength.

In addition, we have surplus liquidity of £173 billion and we have been able to access funding consistently, even during the second half of last year when funding markets were closed to some.

This strength in capital, liquidity and funding gives us a real competitive advantage.  At times of stress we are seen as a safe haven and that has enabled us to improve our competitive position across our businesses.

Returns
Let me move now to returns.

Last year we set a target return on equity of 13% as our main goal. We use many other metrics to manage the business, and in particular to manage risk, but return on equity is the measure that most closely correlates with shareholder value because it's a measure that's important to you, it's a measure that important to us.

Growing returns is our main goal because it is critical to our ability to increase the dividend and the profits flowing to shareholders. We raised the dividend by 9% last year.  As Marcus said earlier, we hope to increase it further once the industry has certainty about the capital demands of new regulation.

As far as the balance of profits flowing to shareholders is concerned, pay is clearly important because it's a large proportion of the cost base.

In 2011 we reduced performance related pay across the bank by 25% even though profits were down just 2%; we limited payments in cash - so a larger proportion of pay is in shares; we also deferred payment so the major part of any bonus is paid years after it has been awarded.

We have to balance the pace of change here against the need to attract the very best people and to perform competitively.  However, we recognise shareholder concerns and we're committed to making further progress on this.

Our adjusted return on equity at the end of 2011 was 6.6%. Yesterday we reported an adjusted return on equity of 12.2% for the first quarter and our three largest businesses reported returns of 15% or more.

Since we have to implement further regulatory change, our progress on returns will not be in a straight line but we took decisive action last year to close business lines with poor returns, to reduce costs significantly, and we will continue to do so. Our progress in the first quarter gives us confidence that we can achieve sustainable returns of 13% over time.

Income growth
Income growth is an important part of increasing returns. We grew income in 6 of our 7 businesses last year, despite the difficult environment. We made further progress in the first quarter and reported net income growth of 8% to £7.4 billion.

We're focusing investment in areas with high returns and low capital consumption where we believe we can be top tier in the industry.

Our Wealth business, for example, is on track to become a top tier business and a much more meaningful part of Barclays; in our Investment Bank we have been building our competitive position successfully in equities, corporate brokerage and advisory; we are integrating our businesses in Africa to take advantage of our competitive edge in the third fastest growing region in the world.

We also continue to drive innovation for customers and clients. We are pioneers in mobile phone and contactless payment systems; this year, for example, we launched Pingit - the first smart phone app allowing customers to transfer money by phone. Last week we announced Barclaycard Paytag, a mini credit card that can be attached to a mobile phone so you can pay by simply holding the phone over a card reader.

This kind of innovation is an important part of making life easier and more convenient for customers.

Citizenship
I want to turn now to Citizenship.

I recognise that some people are cynical about this priority but we are totally committed to it. We're committed, quite simply, because our ability to be good citizens is critical to creating sustainable returns for you, our shareholders.

For Barclays, being a better citizen means three things:

• It's about how we behave, especially with our customers and clients;

• It's about what we do, helping those customers and clients create jobs and generate economic growth; and

• it's about how we contribute to the communities we serve in so many other ways.

We know that an important part of winning back trust is improving standards of service and we are working hard to reduce complaints.

Our UK banking complaints fell 30% in 2011. We have a lot more work to do, but we are moving in the right direction.

We've also been hit hard by PPI claims and we are working to rectify this.

The reason Citizenship matters so much is that we want to try and avoid these kinds of mistakes in the future.

Moving to the real economy, we lent £44 billion to UK businesses in a challenging environment last year, including £15 billion to smaller businesses.

We supported the start up of over 100,000 new businesses in the UK.  In fact we made a new loan to a small business every four minutes.

We also made our own contribution by hiring 1,500 graduates and by creating an apprenticeship scheme which will give 1000 young people their first job opportunity.

We are committed to being good citizens, not just because it's the right thing to do, but because we know that Barclay's success is inextricably linked to the prosperity of the customers, clients and communities we serve.

Generating economic growth however is not something banks can do on their own. We need to work with policy makers, with regulators and with the private sector to create a stable environment in which businesses have the confidence to invest and grow.

As I look ahead, my major priority at Barclays is to meet new regulatory demands while delivering sustainable returns above the cost of equity.

One of the most significant regulatory hurdles ahead concerns banks that are deemed too big to fail. We strongly believe that if all banks have proper resolution plans in place - in other words, plans that enable a failing bank to be wound down in an orderly way without disruption to essential services for customers or the wider financial system - then banks could be allowed to fail. This is especially important here in the UK where too many banks required direct support from tax payers.   The UK economy neither can nor should support more failed banks.

Effective resolution plans might give regulators more comfort about regulatory capital requirements. That's why we have offered to be the test case for delivering resolution plans that the UK and the US authorities can endorse. Our aim is simple - taxpayer money should never be put at risk again.

Right now, we're operating in an environment where the industry faces demands that are often inconsistent and sometimes conflicting. Regulators want banks to take less risk and hold more capital, challenging our ability to deliver returns; political leaders want us to take more risk and lend more in order to support economic recovery; share holders want banks with higher returns that pay out more in dividends.  These are some of the dilemmas we are managing.

But one thing is sure. We want Barclays to be one of the best banks in the world, and we want to be based here in the UK. We want a business capable of helping customers and clients drive economic growth and international trade; we want a business with the talent to manage risk, to manage costs and to manage complexity; we want a business that is attractive to investors and that delivers excellent returns to its shareholders. That is our goal and we are resolutely committed to achieving it.

Thank you.

Statement by Alison Carnwath, Chairman of the Board Remuneration Committee

Let me first say that Marcus and Bob have outlined very clearly our views on returns and the commitment we have to achieving the right results for shareholders.  I will not repeat what they have covered, but want to explain a bit more about our process and thinking in respect of rewarding our employees.

The Remuneration Committee which is made up of independent Non-Executive Directors only, thoroughly debates and reviews both executive remuneration and discretionary incentive awards in Barclays.  We do this in a context of the business strategy and results and with a sensitivity to the external environment in which we are operating.

Managing remuneration is a critical element of delivering value to shareholders. In performing its responsibilities, the Committee has to balance carefully 2 important factors.

• Firstly, we have to ensure that our decisions on pay are responsible as remuneration is a large part of the cost base of the bank;

•       Secondly, we have to ensure we have, and can retain, the right people to manage Barclays safely and in a way that ensures we can provide our customers and clients with the service that they expect and need to contribute to economic growth, which is fundamental to increasing returns to shareholders over time.

These judgements will continue to be taken in the best long-term interests of shareholders.

The decisions and the judgments that the Remuneration Committee needed to make this year were even more challenging than usual. However, as you have heard, we reduced total incentive awards at Barclays significantly in 2011, despite the good relative performance of the business.

• Group total incentive awards were down 26% on 2010;
• Investment banking total incentive awards were down 35%;
• And bonuses for executive directors and our eight highest paid senior executive officers were down 48%;

These reductions compared to a fall of 3% in pre-tax profits for the Group and 32% for Barclays Capital

We will continue to seek to push down remuneration levels in the context of the competitive environment.

In addition, we have continued to make significant changes to the structure of remuneration in order to achieve better alignment between shareholders and employees:

• Cash bonuses in our investment banking business were capped at £65,000;

•      The proportion of the bonus pool that was deferred significantly exceeded regulatory requirements and is expected to be amongst the highest deferral levels globally. 75% of the bonus pool in our investment banking business is deferred;

• Deferred bonuses are also subject to clawback provisions in certain circumstances, such as a material failure of risk management.

The Remuneration Committee recommended these outcomes to the Board after a detailed assessment of the right outcome for Barclays and for all of its stakeholders.

The recommendations were made with reference to detailed independent expert advice and benchmarking relative to our peer organisations in order to ensure that those outcomes would be competitive whilst also reflecting performance and the return on equity. In reaching these recommendations we also worked closely with the Board Audit Committee, the Board Risk Committee and the Remuneration Committee's external advisor.

The members of Remuneration Committee bear a heavy responsibility: it is one they take extremely seriously.

Whilst we believe in good faith that we got our decisions and judgments broadly right for 2011, it is clear that this view is not shared by all shareholders.  I should therefore reiterate that the Remuneration Committee is under no illusions that the balance of rewards between shareholders and employees has to change in favour of shareholders.  We made progress on this journey in 2011 but recognise that we still have further to go.  In taking our decisions, we will continue to be solely motivated by what is in the best long term interests of you, the shareholders and, as the Chairman has stated, will be engaging even more closely  going forward with our shareholders whilst ensuring a greater proportion of income and profit flows to shareholders.

Thank you

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes                       +44 (0)20 7116 5752
Maritz Carvalho                    +44 (0)20 7116 5711

MEDIA
Giles Croot                            +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.  For further information about Barclays, please visit our website www.barclays.com.

Forward-looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein are as at the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly updates or revisions to forward-looking statements  to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the US Securities and Exchange Commission.